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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: June 3, 2010

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Publicly Traded Stock Corporation
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                        No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
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Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX UPDATES GUIDANCE FOR 2010

MONTERREY, MEXICO, JUNE 3, 2010.- CEMEX, S.A.B. de C.V. (NYSE: CX) announced updated full year 2010 guidance today at the CEMEX Day, the company’s Investor and Analyst Conference.

CEMEX confirmed that its expectations for key 2010 metrics such as EBITDA remain unchanged in local currency terms. However, as a result of exchange rate fluctuations, primarily the decline of the euro and the Mexican peso relative to the U.S. Dollar since April 27, 2010, CEMEX now expects EBITDA for the full year 2010 to be approximately U.S.$2.75 billion, while free cash flow after maintenance capital expenditures is expected to be approximately U.S.$800 million. This guidance is based on currently prevailing exchange rates.

CEMEX expects to use approximately U.S.$450 million from its free cash flow to reduce debt.

Also, because of the currency composition of CEMEX’s total debt, the U.S. dollar’s appreciation vis a vis other currencies including the euro and the Mexican peso has resulted in a favorable translation impact on CEMEX’s total indebtedness.

At currently prevailing exchange rates, total indebtedness has declined by approximately U.S.$550 million relative to the balance as of March 31, 2010, due to favorable conversion effects.

In addition, CEMEX's total indebtedness has been further reduced by approximately U.S.$437 million during the current quarter, as a result of the recently completed exchange of the company’s outstanding perpetual debentures for U.S. Dollar-denominated and Euro-denominated notes. In all, total debt including outstanding perpetual debentures has declined by nearly U.S.$1 billion since March 31, 2010.

For the full year 2010, CEMEX continues to expect consolidated domestic cement volumes to increase by approximately 3%, ready-mix volumes to decline slightly, and aggregates volumes to increase by approximately 1%.

CEMEX continues to expect high single digit growth in cement sales volumes in the U.S. in 2010.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, weather conditions, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are derived from generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	June 3, 2010	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller